FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of July 2012

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Santander UK plc Quarterly Management Statement - 26 July 2012

The information contained in this Quarterly Management Statement, and other data set out in the Appendices, is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reports’.

Santander UK plc – First half 2012 results

Profit before tax up 32%; 700,000 new 1|2|3 World accounts

“Santander UK – with our subsidiary model focused on providing UK retail and corporate banking services – delivered a solid business performance in the first half of 2012, with profit before tax up 32% to £725m. We also enhanced our balance sheet strength, with an increase in the Core Tier 1 Capital ratio to 12.1%.
Retail Banking saw good customer demand for our new products, with the opening of some 700,000 1|2|3 World current accounts and credit cards, including 144,000 current account switchers to Santander UK. Our retail deposit inflows were strong over the period, with an excellent performance in the cross-tax year ISA market.
In Corporate Banking, our goal is to become the SME ‘Bank of Choice’. To this end lending to SMEs increased 18%, we developed a broader product offering and opened 5 additional regional Corporate Business Centres.
The macroeconomic and regulatory environment remains challenging and we are cautious in our outlook for growth across the UK banking sector. We continue to exercise a forward looking risk management policy. We welcome and support recent UK Government and Bank of England initiatives to improve the flow of liquidity to banks to support lending to UK consumers and businesses.
Santander UK was recognised by Euromoney as ‘Best Bank in the UK’ in July 2012. This is an acknowledgment of our progress towards making Santander UK the best for our customers, our people and our investors.”  Ana Botín, Chief Executive Officer

Financial Highlights (H1 2012 v H1 2011)

▪ Profit before tax of £725m, ahead 32% (H1 2011 profit before tax included a £731m customer remediation provision, principally related to payment protection insurance (‘PPI’))
▪ Solid revenues in UK Banking, despite a low growth lending environment and intensified competition for customer deposits in the second quarter of 2012.
▪ Continued progress in managing the cost base. Expenses up only 1% despite inflation, our three year £490m investment programme and the ongoing development of our SME business.
▪ New medium-term funding issuance of c. £12bn, with only limited further funding expected to be required in the second half.
▪ Core Tier 1 capital ratio up to 12.1%. Loan to deposit ratio improved to 134% in the first half.
▪  £1.9bn capital buyback exercise completed in July 2012.

Business Highlights (H1 2012)

▪ Continued focus on developing customer relationships through our direct channels. Awarded Your Money 'Best National Branch Network’ award for best customer experience in July 2012.
▪ 392,000 1|2|3 Current Accounts and 303,000 1|2|3 Credit Cards opened, with more than one third of new customers holding both 1|2|3 products.
▪ Strong targeted retail deposit inflows, with additional current account balances of c. £1.3bn benefiting from the 1|2|3 Current Account and net inflows of £6.9bn in the cross tax year ISA campaign.
▪ Gross mortgage lending of £8.7bn, with a continued risk-based rebalancing of the portfolio.
▪ Corporate Banking lending up 22%, with loans to SMEs ahead 18%. National network coverage increased to 33 regional Corporate Business Centres.

Financial Highlights	Six months ended
	30-Jun-12	30-Jun-11
	£m	£m

Profit before tax (a)	725	549
Total operating income	2,230	2,667
Cost: Income ratio	51%	42%
Impairment losses on loans and advances	(368)	(259)
ROTBV (annualised)	11%	9%
Commercial banking margin (annualised)	1.52%	1.97%

Business Activity	Six months ended
	30-Jun-12	30-Jun-11
	£bn	£bn

Mortgage gross lending	8.7	9.7
Mortgage gross lending share	12.9%	15.2%
SME new facilities	1.7	2.0
UK Banking net deposit flows (b)	2.2	(0.7)
Total customer net deposit flows	0.1	(0.2)
Term funding issuance	11.8	18.6

Balance Sheet	30-Jun-12	30-Jun-11
	£bn	£bn

Mortgage loans (incl. Social Housing)	170.7	172.1
Corporate lending (c)	30.7	27.5
of which SME loans	11.4	9.6
UK Banking customer assets	191.3	190.2
UK Banking customer liabilities	135.7	136.2
Loan to deposit ratio (d)	134%	129%

Core tier 1 capital ratio	12.1%	11.4%
Total capital ratio	21.7%	20.4%

Mortgage NPLs ratio	1.57%	1.44%
Secured coverage ratio	20%	21%

Total liquid assets (e)	69	81

a.	H1 2011 profit before tax included a £731m customer remediation provision, principally related to payment protection insurance (‘PPI’)
b.	UK Banking consists of the Retail Banking and Corporate Banking segments
c.	Corporate lending consists of Corporate Banking and non-core legacy portfolios managed in the Corporate Centre (previously known as Group Infrastructure)
d.	Calculated as loans and advances to customers (excl. reverse repos) divided by deposits by customers (excl. repos)
e.
Total liquid assets includes FSA eligible assets (H1 2012: £40bn; H1 2011: £44bn), high quality bonds and other liquid assets principally own securitisation paper eligible for discounting at central banks

Contacts

Anthony Frost	Head of UK Communications	020 7756 5536

James S. Johnson	Head of Investor Relations	020 7756 5014

For more information contact:	ir@santander.co.uk

Strategic Overview

Santander UK’s strategy is to transform its business into a market-leading retail and corporate bank by:

▪ Changing the focus of the retail bank to customers from products.
▪ Growing the SME business, both organically and through acquisition.
▪ Continuing our focus on IT investment and efficiency.

Moving to a customer focus from a product focus

▪ The 1|2|3 World product suite promotes deeper relationships with customers by rewarding them for holding multiple products and offering excellent value. We launched the current account in March 2012 and the credit card in the second half of 2011.
▪ We are changing the commercial model with the implementation of enhanced customer segmentation and customer branch allocation, to build deeper and longer-term customer relationships.
▪ In H1 2012 we increased the proportion of sales of our main products made via the branch network as we seek to do more business face to face.

Balanced business mix, growing the SME business

▪ We are now in our third year of consistent organic growth in lending to UK SMEs, with balances rising 18%, building on an extended product suite available to our customers and delivering profitable growth.
▪ The first investment has been made under our £200m Breakthrough Programme, our fund to provide capital to support fast growth small companies.
▪ Our goal is to make Santander UK the ‘SME Bank of Choice’, based on strong regional coverage and a relationship model.
▪ Organic growth combined with the potential offered by the planned acquisition of certain RBS corporate assets is expected to significantly increase the scale of our corporate business and improve the overall business mix of Santander UK.
Investing in the UK business
▪ Improvements in our customer service are beginning to emerge following significant investment in staff, processes and training.
▪ Investment programmes continue, related both to improvements in existing processes and capability and the planned RBS businesses acquisition.

Balance sheet strength

▪ We have taken action in H1 2012 to manage the risks associated with higher loan to value and interest only mortgages and to reduce the balance sheet, whilst maintaining lending to UK individuals in key segments and to SMEs.
▪ We are improving the quality of our deposit base, generating a strong inflow of retail deposits with attractive term and behavioural dynamics.
▪ We completed c. £12bn of medium term funding (‘MTF’) issuance in the first half of 2012, with only limited further funding expected to be required in the second half.
▪ Total liquid assets increased in the first half of 2012 to £69bn, well in excess of short-term funding and institutional balances.
▪ Our balance sheet remains UK focused, with a minimal net exposure after collateral to eurozone peripheral countries(see note 1 of the supplementary information) amounting to c. 0.5% of total assets.

Other financial developments

▪ In accordance with International Financial Reporting Standards certain regulatory costs, relating to Financial Services Compensation Scheme (‘FSCS’) and the Bank Levy, are not accrued over the year and will be recognised at the end of 2012 (Full Year 2011: £156m).
▪ The second half of 2012 is expected to benefit from a one-off post-tax gain, arising from the capital buyback exercise completed in July 2012, of approximately £500m. This may be partially offset by further provisions which may be required in the second half, given the current economic outlook and the evolving regulatory environment.

Summarised Consolidated Income Statement and Selected Ratios

▪ Profit before tax was 32% higher, benefiting from the absence of any customer remediation provision, principally in relation to payment protection insurance (‘PPI’), following a provision of £731m in the first half of 2011.
▪ PPI customer remediation claims continued to be handled effectively, despite an increase in claims activity in the first half of 2012 in common with rest of the market.

Income Statement Analysis	Six months ended
	30-Jun-12	30-Jun-11	Change
	£m	£m	£m
Net interest income	1,559	1,981	(422)
Non-interest income	671	686	(15)
Total operating income	2,230	2,667	(437)
Administrative expenses	(1,010)	(985)	(25)
Depreciation, amortisation and impairment	(120)	(138)	18
Total operating expenses excl. provisions and charges	(1,130)	(1,123)	(7)
Impairment losses on loans and advances	(368)	(259)	(109)
Provisions for other liabilities and charges	(7)	(736)	729
Total operating provisions and charges	(375)	(995)	620
Profit before tax	725	549	176
Taxation charge	(175)	(136)	(39)
Profit for the period	550	413	137

Performance measures
Commercial banking margin (annualised)	1.52%	1.97%
NPLs ratio	2.04%	1.90%
Cost: Income ratio	51%	42%
ROTBV (annualised)	11%	9%

Income

▪ Income down 16%, largely due to impacts associated with structural market conditions (low interest rates, increased MTF costs and higher liquidity costs). The most significant contributor was the impact of the sustained low interest rate environment given the run-off of the structural hedge. We expect the rate of increase of these structural impacts to decline in future periods and for their impact to peak in 2013.
▪ The commercial banking margin narrowed to 1.52%, from 1.97% in the first half of 2011 (H2 2011: 1.79%), with increased new lending margins on mortgages and SME loans more than offset by the structural market conditions above and the increased cost of retail deposits.
▪ Non interest income was slightly lower than in H1 2011, largely due to lower personal current account fees. This was partially offset by an uplift in fees and ancillary income from the increase in SME lending.

Expenses

▪ Costs were well controlled with expenses up only 1% on 2011 despite inflation, investment in Corporate Banking and more customer facing staff in Retail Banking.
▪ Investment programmes continued to support the business transformation, the planned RBS businesses acquisition and provide the underpinning for future efficiency improvements.

▪ Following a review of the retail branch network, we announced in March 2012 the closure of 56 branches. This programme reflects the overlap that has arisen given the combination of Abbey, Alliance & Leicester and Bradford & Bingley.
▪ The cost to income ratio rose to 51%, from 42% in the first half of 2011, largely reflecting the fall in income.

Provisions

▪ Total credit provisions were 42% higher than in the first half of 2011. This was significantly due to continued pressures in the legacy non-core corporate loan portfolio and older commercial real estate exposures written before 2008. Corporate lending written in the last three years is continuing to perform better than expected to date.
▪ Mortgage NPLs coverage remained at 20% in the first half of 2012, consistent with end 2011.
▪ The H1 2012 stock of properties in possession (PIPs) was slightly higher at 999 cases (H1 2011 939). PIPs represented only 0.06% of the book and remained below the industry(see note 2 of supplementary information) average of 0.12% in Q1 2012.
▪ Overall, our loan portfolio is performing well.

Credit Performance	Jun-12	Jun-11	Change

Mortgages
NPLs % of assets value	1.57%	1.44%	0.13 p.p.
PIPs % of assets volume	0.06%	0.06%	0.00 p.p.
Coverage	20%	21%	(1 p.p.)
New business LTV	65%	63%	1 p.p.
Stock LTV indexed	53%	52%	1 p.p.

CML - mortgages only(see note 2 of supplementary information)
NPLs % of assets volume(a)	n/a	2.11%	n/a
PIPs % of assets(a)	n/a	0.13%	n/a

Corporate lending(b)
NPLs % of assets value	4.56%	4.38%	0.17 p.p.
Coverage	44%	39%	5 p.p.

Total Santander UK
NPLs % of assets value	2.04%	1.90%	0.14 p.p.
Coverage	39%	42%	(3 p.p.)

a.	CML data for H1 2012 not available at time of publication
b.	Corporate lending consists of Corporate Banking and non-core legacy portfolios managed in the Corporate Centre (previously known as Group Infrastructure)

Balance Sheet

Balance Sheet Analysis	30-Jun-12	31-Dec-11	30-Jun-11
	£bn	£bn	£bn

Retail Banking	172.2	175.4	174.6
Corporate Banking	19.1	18.9	15.7
Corporate Centre	11.6	11.9	11.8
Customer assets	202.9	206.3	202.1
Other assets	108.9	91.3	111.0
Total Assets	311.8	297.6	313.1

Retail Banking	120.7	117.7	121.2
Corporate Banking	14.9	15.8	15.0
Corporate Centre	13.7	15.7	17.1
Customer liabilities	149.3	149.2	153.3
Medium-term funding	75.8	65.5	64.8
Other liabilities and equity	86.6	82.8	95.0
Total liabilities and equity	311.8	297.6	313.1

Ratios
Loan to deposit ratio(a)	134%	136%	129%
Loan to deposit ratio (incl. MTF)(b)	88%	94%	90%
Core Tier 1 Capital ratio	12.1%	11.4%	11.4%

Lending and Deposit Flows	Six months ended
	30-Jun-12	30-Jun-11	Change
	£bn	£bn	£bn

Customer Net Lending
Retail Banking	(3.2)	(0.9)	(2.3)
Corporate Banking	0.2	1.0	(0.8)
Corporate Centre	(0.4)	(0.1)	(0.3)
Total	(3.4)	(0.0)	(3.4)

Customer Net Deposit Flows
Retail Banking	3.0	(1.7)	4.7
Corporate Banking	(0.9)	1.1	(1.9)
Corporate Centre	(2.0)	0.5	(2.5)
Total	0.1	(0.2)	0.3

a.	Calculated as loans and advances to customers (excl. reverse repos) divided by deposits by customers (excl. repos)
b.	Calculated as loans and advances to customers (excl. reverse repos) divided by the sum of customer deposits (excl. repos) and medium term funding

▪ Customer assets were £844m higher than at 30 June 2011. Increases in SME and corporate lending were partially offset by managed reductions in the retail mortgage and unsecured personal loan portfolios.
▪ Customer liabilities of £149.3bn increased relative to the year end but were lower than at 30 June 2011, with outflows resulting from a management decision to switch funding away from rate-sensitive and shorter term deposits. This was offset by a successful ISA cross tax year season, securing deposits with an attractive liquidity profile at relatively favourable margins in the first half of 2012.
▪ The loan to deposit ratio of 134% was 2 p.p. better than at 31 December 2011.

Term Issuance

▪ In the first half of 2012, c. £12bn of medium term funding was raised across a mix of sources and geographies, with only limited further funding expected to be required in the second half.
▪ The cost of MTF issuance was high compared to historic levels, but given its duration and relative cost remained an attractive and important source of funding.
▪ Despite uncertainty in the wholesale markets we continued to be able to raise funds at good rates in the first half of the year, reflecting the confidence in Santander UK.

Liquidity

▪ Total liquid assets rose 23% in the half year to £69bn. This strengthened the conservative liquidity position of the balance sheet.
▪ Short-term funding balances have been actively reduced as part of the process of strengthening the balance sheet and reflecting our prudent liquidity profile.

Strong UK focus

▪ Santander UK remained firmly focused on the UK with c. 99% of customer assets UK-related and c. 85% of customer assets consisting of prime residential mortgages to UK customers.
▪ The non-UK element of our balance sheet related primarily to the United States.
▪ Our balance sheet remains UK focused, with a minimal net exposure after collateral to eurozone peripheral countries (see note 1 of the supplementary information) amounting to c. 0.5% of total assets.

Segmental Performances

Retail Banking Performance

Retail Banking	H1'12	H1'11	Change
	£bn	£bn

Business Volumes
Mortgage gross lending(a)	8.7	9.7	(10%)
Mortgage net lending(a)	(2.8)	(0.4)	n.m.
UPL gross lending	0.6	0.7	(14%)
Retail deposit flows	3.0	(1.7)	n.m.
Investment sales API	1.0	1.5	(34%)

Residential retail mortgage loans	163.2	165.2	(1%)
Unsecured personal loans	2.6	3.1	(15%)

Bank account openings(b)	448	409	10%
Credit card sales	356	274	30%

Total customer assets	172.2	174.6	(1%)
Total customer liabilities	120.7	121.2	(0%)

Market share(3)
Mortgage gross lending	12.9%	15.2%	(2.3 p.p.)
Mortgage stock	13.6%	13.8%	(0.2 p.p.)
Bank account stock(b)	9.2%	9.1%	0.1 p.p.

a.	Includes Social Housing loans held within the Corporate Centre, to align with CML reporting.
b.	Bank account openings include personal, corporate and private banking current accounts.

(3) see note 3 of the supplementary information

▪ Retail Banking income was lower than in the comparable period due to higher funding costs and the increased cost of retail deposits, which were only partially offset by an increased proportion of standard variable rate mortgages and higher lending margins.
▪ Non interest income fell, affected by changes to the fee charging structure of bank accounts and in particular improvements to the overdraft facilities, providing additional support for customers.
▪ In March 2012, Santander UK announced it was tightening its lending criteria on higher loan to value and interest only mortgages, as part of a range of actions to further improve the credit quality and profitability of the mortgage book.
▪ Mortgage gross lending in the first half of 2012 was £8.7bn, equivalent to a market share of 12.9%, with £2.8bn negative net lending due to a managed reduction in the mortgage stock. The expectation for the second half is for a further managed reduction in the mortgage stock and a lower market share.
▪ The proportion of mortgage applications made through the branch network increased, with an associated reduction in the intermediary channel, reflecting a planned shift to strengthen customer relationships and doing more business face to face.
▪ The proportion of bank account and credit card openings in branches increased, as did unsecured personal loan sales. The value of branch originated unsecured personal loans grew by almost 60% as we further focused our appetite on loans with an associated customer relationship.
▪ Retail deposit net inflows were £3.0bn. This included a strong cross tax year ISA campaign, with net inflows of ISAs amounting to £6.9bn in the first half of 2012. Flows were also supported by current account growth where total balances rose by c. £1.3bn in the first six months. Offsetting these, we reduced short term and rate-sensitive deposits that offered limited long term relationship opportunities.
▪ Bank account openings were up 10%, primarily due to the new 1|2|3 Current Account launched in March 2012.
▪ We announced in March 2012 the planned closure of 56 branches as part of a rationalisation of our network. The branches affected were in locations where there was an overlap of coverage as a result of the acquisitions of the Alliance & Leicester and Bradford & Bingley branch networks along with the network of Abbey.

1|2|3 World

▪ The 1|2|3 Current Account, launched in March 2012, pays cashback for a range of household bill paying transactions as well as attractive rates of interest on credit balances. This fee paying primary account forms the basis of our customer driven model.
▪ The 1|2|3 Credit Card, launched in September 2011, gives tangible benefits for customers who use the card on a day-to-day basis. This fee paying proposition moved the focus to the customer and away from a balance transfer business model.
▪ Since launch 392,000 1|2|3 Current Accounts (March 2012) and 449,000 1|2|3 Credit Cards (September 2011) have been opened, with a strong take up from both existing customers and switchers.
▪ Both accounts have a high level of account usage; spend on 1|2|3 Credit Cards now exceeds that of the rest of the credit card portfolio and, in the second quarter of 2012, fee paying current accounts constituted around one third of all personal bank account openings.
▪ The combined marketing of 1|2|3 World products has been effective, with many 1|2|3 World customers benefiting from using both products; this demonstrates the strength of the proposition. Customers in the 1|2|3 World also gain access to a broad range of benefits.
▪ We have also seen an improvement in the overall credit risk profile of customers taking 1|2|3 World products.

Improvements to the customer experience

▪ The roll-out of a comprehensive behavioural change programme, designed to improve customer experience across our branch network, was completed in June 2012. We also finalised the recruitment of almost 200 additional telephony agents. This enabled us to launch an in-depth training and development initiative to further improve the service offered through this channel.
▪ Results from our internal monthly customer survey, Customer First, reflected the positive impact of our initiatives on customer satisfaction.
▪ Our efforts are being recognised by the industry, as we have recently won awards from Moneywise for ‘Most Improved Service’, Your Money for Best National Branch Network’ and Euromoney for ‘Best Bank in the UK’ for 2012. We were also awarded the ‘UK Bank of the Year 2011’ by The Banker magazine for the third year running.
▪ We also received Moneyfacts 2012 awards for ‘Best Personal Finance Provider of the Year’ for the third consecutive year; ‘Best Current Account Provider’ for the new 1|2|3 Current Account and ‘Best Cash ISA Provider’; Card & Payments Trailblazer Awards 2012 ‘Best New Credit Card’; and Your Mortgage 2010-2011 ‘Best Direct Mortgage Lender’.

Corporate Banking Performance

Corporate Banking	H1'12	H1'11	Change
	£bn	£bn

Customer Balances
Total customer assets	19.1	15.7	22%
Total customer liabilities	14.9	15.0	(0%)

SME(a)
SME new facilities	1.7	2.0	(18%)
SME customer assets	11.4	9.6	18%
a.	SME includes assets held within the Corporate Centre

▪ Corporate Banking revenues were ahead of the same period last year, underpinned by continued strong growth in SME lending.
▪ Income benefitted from higher margins on new lending which improved underlying interest margins, and SME lending and deposits volume growth, combined with higher fee related income.
▪ In line with the commitment to support SME customers, balances were up 18% and with £1.7bn of new facilities made available.
▪ 5 new regional Corporate Business Centres have been opened in the first half to improve coverage and customer service, taking the number of centres to 33, with plans in place for more openings in the second half of the year. A further 175 customer facing staff were recruited in the first half of 2012.
▪ Our innovative Breakthrough programme, launched in 2011, continued to support fast growth small companies in their development.
▪ In business banking, we launched a new fee paying account in the second half of 2011. In total over 23,000 bank accounts were opened in the first half of 2012.
▪ Deposit balances reduced £0.9bn in the first half, in part reflecting credit rating downgrade impacts. Notwithstanding this, the deposit base proved to be resilient. Our commitment remains to fund growth in SME lending within Corporate Banking.
▪ In March 2012, in recognition of the successful development of our Corporate Banking business, Santander UK was awarded the Business Moneyfacts Award ‘Business Bank of the Year’, for the fourth year in succession. In addition, Corporate Banking was awarded Business Moneyfacts ‘Best Current Account Provider’ 2011 and ‘Best No-Notice Deposit Account Provider’ 2011.

Markets Performance

Markets income in the first half was higher than in the comparable period of 2011, despite tough market conditions. Costs were higher due to headcount growth in the second half of 2011.

Corporate Centre Overview

Corporate Centre was formerly named Group Infrastructure.

The two main functions of the Corporate Centre are asset and liability management and the supervision of certain non-core and legacy portfolios being run-down and/or managed for value. In the first half of 2012, certain additional portfolios were transferred to the Corporate Centre where this was felt to be more appropriate for the management of these assets and liabilities(see note 4 of supplementary information). Balances for all periods have been restated to reflect these transfers.

The loss reported in the Corporate Centre has increased significantly on the comparable period, largely reflecting the higher cost of funding and the impact of lower interest rates. This has not been fully recharged to the business units.

Acquisition of the Royal Bank of Scotland businesses

▪ The planned acquisition of certain RBS and NatWest (together ‘RBSG’) retail and corporate banking business assets and liabilities, previously announced, will further accelerate the delivery of our strategic goals.
▪ Santander has experience of dealing with acquisitions through the purchases of Alliance & Leicester plc in 2008 and Abbey National plc in 2004. In addition, the management team in Santander UK can draw upon a broad pool of relevant experience (including the transfer of retail deposits, branch network and related employees of Bradford & Bingley plc in 2008), resources and systems expertise from the Banco Santander Group.
▪ Santander UK has progressed extensive work on its systems and products in preparation for the integration and we are pleased with the progress made.
▪ A seamless handover for the retail and corporate customers involved is a core deliverable for both Santander UK and RBSG. This is, however, a large and exceptionally complex migration. This complexity and our concern to ensure that customers suffer no detriment as a result of the transfer means that some aspects of the programme are taking longer than originally anticipated. Whilst final dates are not yet confirmed, we continue to work constructively with RBSG on the detail of implementation, which will require FSA approval prior to formal implementation and completion.

Regulatory developments

▪ Santander UK welcomes and will support recent initiatives announced by the UK Government and Bank of England to improve the flow of liquidity to UK banks to support lending to consumers and businesses.
▪ The Government published its White Paper on Banking Reform in June 2012, in response to the ICB Report. The Government’s objectives are to reform the banking system to promote stability and competition as well as including a review of separating retail and investment banking. Comments on the UK Government’s response are to be submitted by 6 September 2012. Santander UK will continue working closely with HMT during the consultation period.

Capital management

▪ On 3 July 2012 Santander UK launched an offer to buy back certain debt capital instruments.
▪ Under current regulations these securities qualify as Total Capital but are excluded from Core Tier 1 Capital. Under the full Basel III basis they would be excluded from capital completely.
▪ The rate of take up of this offer exceeded expectations and the scope of the offer was increased to meet demand. The exercise completed on 16 July. The net impact of the purchase and crystallisation of mark to market positions on associated derivatives is expected to increase Core Tier 1 Capital in the second half of 2012.

Supplementary Information

Notes

1. Eurozone periphery countries consist of: Greece, Ireland, Italy, Portugal and Spain. Spain includes Banco Santander in this disclosure.
2. Data reproduced from statistics published by the Council of Mortgage Lenders (CML). June 2012 data is not available at the time of reporting. Information in this Quarterly Management Statement sourced from the CML has been accurately reproduced and, as far as Santander UK is able to ascertain from information published by the CML, no facts have been omitted which would render the reproduced information inaccurate or misleading.
3. Market share of gross lending, capital repayments and mortgage stock estimated by Santander UK for each quarter or each half, having regard to individual lending data published by the Bank of England for the first two months of each quarter or the first five months of each half. Historic data is adjusted to reflect actual data published for the period. Market share of bank account stock estimated by Santander UK for each half year, having regard to market research published by CACI.
4. The non-core portfolios transferred into the Corporate Centre included older Social Housing assets and Commercial Mortgage loans, previously managed within Corporate Banking. These are typically medium to long term arrangements primarily written via agents or intermediaries with little opportunity for growth through a development of the customer relationship. In addition, the terms of these loans are unfavourable in the current funding environment and offer little prospect for renegotiation. Our intention is to hold these assets to maturity and as such the balances will gradually decrease over time. The corporate legacy portfolio in run off was also transferred to the Corporate Centre from Corporate Banking and, in combination with the Treasury Asset Portfolio, is now known as the Exit Portfolio. Non core customer deposits are financial intermediary/institutional deposits which are managed centrally for liquidity purposes, most of which were previously managed within Corporate Banking or Markets. Disclosures for the prior periods have been restated in accordance with these changes.
5. Numbers in the quarterly tables following may not sum to half year totals due to roundings.

Management Statement for Santander UK plc (‘Santander UK’) and Banco Santander, S.A. (‘Banco Santander’)

This statement provides a summary of the unaudited business and financial trends for the 6 months ended 30 June 2012. Unless otherwise stated, references to Santander UK and other general statements refer to the business results and flow analysis of Santander UK compared to the same period in 2011. Balance sheet references are to the position as at 30 June 2012, unless otherwise stated.
The results of Banco Santander for the 6 months ended 30 June 2012 are also released today and can be found at www.santander.com. The results of Santander UK are included within Banco Santander’s financial statements on a Banco Santander group reporting basis. The results of Santander UK differ to the results of the United Kingdom on a Banco Santander group reporting basis, due to different accounting treatment, consolidation adjustments and the treatment of the Banco Santander London Branch. The Banco Santander London Branch is not part of the Santander UK legal entity but is included in the Banco Santander results for the United Kingdom.

Appendix 1 – Quarterly Trends

Income Statement Analysis	Three months ended
	31-Mar-11	30-Jun-11	30-Sep-11	31-Dec-11	31-Mar-12	30-Jun-12
	£m	£m	£m	£m	£m	£m
Net interest income	1,022	959	927	921	836	723
Non-interest income	322	364	297	373	299	373
Total operating income	1,344	1,323	1,224	1,294	1,135	1,095
Administrative expenses	(495)	(490)	(490)	(520)	(502)	(507)
Depreciation, amortisation and impairment	(70)	(68)	(69)	(240)	(59)	(61)

Total operating expenses excl. provisions and charges	(565)	(559)	(559)	(759)	(561)	(568)
Impairment losses on loans and advances	(133)	(126)	(153)	(154)	(186)	(182)
Provisions for other liabilities and charges	(0)	(735)	(1)	(180)	(5)	(2)
Total operating provisions and charges	(134)	(861)	(154)	(334)	(190)	(184)
Profit before tax	645	(96)	511	202	383	343
Taxation charge	(164)	28	(146)	(76)	(93)	(81)
Profit for the period	481	(69)	365	126	289	261

Performance measures
Commercial banking margin (annualised)	2.04%	1.89%	1.80%	1.77%	1.63%	1.42%
NPLs ratio	1.85%	1.90%	1.92%	1.93%	1.96%	2.04%
Cost: Income ratio	42%	42%	46%	59%	49%	52%
ROTBV (annualised)	20%	9%	11%	9%	12%	11%

Balance Sheet Analysis	31-Mar-11	30-Jun-11	30-Sep-11	31-Dec-11	31-Mar-12	30-Jun-12
	£bn	£bn	£bn	£bn	£bn	£bn

Retail Banking	174.6	174.6	174.8	175.4	175.3	172.2
Corporate Banking	15.3	15.7	17.1	18.9	18.5	19.1
Corporate Centre	12.0	11.8	12.0	11.9	11.7	11.6
Customer assets	201.8	202.1	203.9	206.3	205.4	202.9
Other assets	108.5	111.0	114.2	91.3	99.9	108.9
Total Assets	310.3	313.1	318.1	297.6	305.4	311.8

Retail Banking	122.3	121.2	119.5	117.7	119.0	120.7
Corporate Banking	13.7	15.0	15.3	15.8	16.4	14.9
Corporate Centre	17.4	17.1	16.0	15.7	14.0	13.7
Customer liabilities	153.4	153.3	150.8	149.2	149.4	149.3
Medium-term funding	68.1	64.8	67.9	65.5	71.0	75.8
Other liabilities and equity	88.8	95.0	99.4	82.8	84.9	86.6
Total liabilities and equity	310.3	313.1	318.1	297.6	305.4	311.8

Ratios
Loan to deposit ratio(a)	128%	129%	132%	136%	133%	134%
Loan to deposit ratio (incl. MTF)(b)	88%	90%	91%	94%	90%	88%
Core Tier 1 Capital ratio	11.8%	11.4%	11.3%	11.4%	11.6%	12.1%

a.	Calculated as loans and advances to customers (excl. reverse repos) divided by deposits by customers (excl. repos)
b.	Calculated as loans and advances to customers (excl. reverse repos) divided by the sum of customer deposits (excl. repos) and medium term funding

Retail Banking	Mar'11	Jun'11	Sep'11	Dec'11	Mar'12	Jun'12
	£bn	£bn	£bn	£bn	£bn	£bn

Business Volumes
Mortgage gross lending(a)	4.2	5.5	7.1	6.9	5.6	3.1
Mortgage net lending(a)	(0.6)	0.2	0.6	0.9	0.2	(2.9)
UPL gross lending	0.4	0.4	0.4	0.3	0.4	0.3
Retail deposit flows	(0.6)	(1.1)	(1.7)	(1.8)	1.3	1.7
Investment sales API	0.7	0.8	0.6	0.6	0.5	0.6

Residential retail mortgage loans	165.1	165.2	165.6	166.2	166.2	163.2
Unsecured personal loans	3.2	3.1	3.0	2.9	2.8	2.6

Bank account openings(b)	217	192	240	187	236	212
Credit card sales	155	120	130	138	175	181

Total customer assets	174.6	174.6	174.8	175.4	175.3	172.2
Total customer liabilities	122.3	121.2	119.5	117.7	119.0	120.7

Market share(3)
Mortgage gross lending	13.8%	16.6%	18.0%	18.4%	16.7%	9.2%
Mortgage stock	13.8%	13.8%	13.9%	13.9%	13.9%	13.6%
Bank account stock(b)	9.1%	9.1%	9.0%	9.1%	9.2%	9.2%

Corporate Banking	Mar'11	Jun'11	Sep'11	Dec'11	Mar'12	Jun'12
	£bn	£bn	£bn	£bn	£bn	£bn

Customer Balances
Total customer assets	15.3	15.7	17.1	18.9	18.5	19.1
Total customer liabilities	13.7	15.0	15.3	15.8	16.4	14.9

SME(3)
SME new facilities	1.1	1.0	1.0	1.0	0.8	0.9
SME customer assets	9.1	9.6	10.2	10.7	11.0	11.4

a.	Includes Social Housing loans held within the Corporate Centre, to align with CML reporting
b.	Bank account openings include personal, corporate and private banking current accounts
c.	SME includes assets held within the Corporate Centre
(3) (see note 3 of the supplemental information)

Lending and Deposit Flows	Three months ended
	31-Mar-11	30-Jun-11	30-Sep-11	31-Dec-11	31-Mar-12	30-Jun-12
	£bn	£bn	£bn	£bn	£bn	£bn

Customer Net Lending
Retail Banking	(0.8)	(0.0)	0.3	0.6	(0.1)	(3.0)
Corporate Banking	0.6	0.4	1.4	1.9	(0.5)	0.7
Corporate Centre	0.0	(0.1)	0.1	(0.0)	(0.2)	(0.2)
Total	(0.3)	0.2	1.8	2.4	(0.9)	(2.5)

Customer Net Deposit Flows
Retail Banking	(0.6)	(1.1)	(1.7)	(1.8)	1.3	1.7
Corporate Banking	(0.2)	1.3	0.3	0.5	0.5	(1.4)
Corporate Centre	0.7	(0.3)	(1.1)	(0.4)	(1.6)	(0.4)
Total	(0.1)	(0.1)	(2.5)	(1.6)	0.2	(0.1)

Credit Performance	31-Mar-11	30-Jun-11	30-Sep-11	31-Dec-11	31-Mar-12	30-Jun-12

Mortgages
NPLs % of assets value	1.42%	1.44%	1.42%	1.46%	1.50%	1.57%
PIPs % of assets volume	0.06%	0.06%	0.06%	0.06%	0.06%	0.06%
Coverage	22%	21%	20%	20%	20%	20%
New business LTV	62%	64%	65%	65%	66%	62%
Stock LTV indexed	51%	52%	52%	52%	53%	53%

CML (2) - mortgages only
NPLs % of assets volume(a)	2.13%	2.11%	2.08%	2.00%	1.96%	n/a
PIPs % of assets(a)	0.12%	0.13%	0.13%	0.12%	0.12%	n/a

Corporate lending(b)
NPLs % of assets value	4.05%	4.38%	4.54%	4.31%	4.48%	4.56%
Coverage	42%	39%	39%	41%	44%	44%

Total Santander UK
NPLs % of assets value	1.85%	1.90%	1.92%	1.93%	1.96%	2.04%
Coverage	45%	42%	41%	39%	39%	39%

a.	CML data for Q2 2012 not available at time of publication
b.	Corporate lending consists of Corporate Banking and non-core legacy portfolios managed in the Corporate Centre (previously known as Group Infrastructure)

Appendix 2 – Income Statement and Balance Sheet

The information contained in this Quarterly Management Statement, and other data set out in the Appendices, is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reports’.

The information contained in this Appendix has been prepared in accordance with Santander UK's previously stated accounting policies described in the 2011 Annual Report on Form 20-F.

Summarised Consolidated Income Statement and Selected Ratios

	Six months ended 30 June 2012	Six months ended 30 June 2011
	£m	£m
Net interest income	1,559	1,981
Non-interest income	671	686
Total operating income	2,230	2,667
Administrative expenses	(1,010)	(985)
Depreciation, amortisation and impairment	(120)	(138)
Total operating expenses excluding provisions and charges	(1,130)	(1,123)
Impairment losses on loans and advances	(368)	(259)
Provisions for other liabilities and charges	(7)	(736)
Total operating provisions and charges	(375)	(995)
Profit before tax	725	549
Taxation charge	(175)	(136)
Profit for the period	550	413

	30-Jun-12	30-Jun-11
Core Tier 1 capital ratio (%)	12.1%	11.4%
Total capital ratio (%)	21.7%	20.4%
Risk weighted assets (£bn)	77.3	73.9

▪ Profit before tax was 32% higher, benefiting from the absence of any customer remediation provision, principally in relation to payment protection insurance (‘PPI’), following a pre-tax provision made by Santander UK plc of £731m in the first six months of 2011.
▪ Total operating income down 16%, largely due to impacts associated with the structural market conditions of low interest rates, increased medium term funding costs and higher liquidity costs. The most significant contributor was the impact of the sustained low interest rate environment given the run-off of structural hedges.
▪ In July 2012 Santander UK plc successfully completed a £1.9bn capital buyback exercise.

Summarised Consolidated Balance Sheet

	30 Jun 2012	31 Dec 2011
	£m	£m
Assets
Cash and balances at central banks	30,067	25,980
Trading assets	32,833	21,891
Derivative financial instruments	30,549	30,780
Financial assets designated at fair value	4,479	5,005
Loans and advances to banks	2,496	4,487
Loans and advances to customers	198,323	201,069
Available-for-sale securities	4,851	46
Loans and receivables securities	1,399	1,771
Macro hedge of interest rate risk	1,215	1,221
Property, plant and equipment	1,544	1,596
Retirement benefit assets	411	241
Tax, intangibles and other assets	3,625	3,487
Total assets	311,792	297,574

Liabilities
Deposits by banks	15,249	11,626
Deposits by customers	149,340	148,342
Derivative financial instruments	28,639	29,180
Trading liabilities	28,235	25,745
Financial liabilities designated at fair value	4,977	6,837
Debt securities in issue	62,439	52,651
Subordinated liabilities	6,530	6,499
Other liabilities	2,060	2,571
Provisions	808	970
Current tax liabilities	118	271
Retirement benefit obligations	36	216
Total liabilities	298,431	284,908
Equity
Shareholders' equity	13,361	12,666
Total equity	13,361	12,666
Total liabilities and equity	311,792	297,574

Additional information about Santander UK and Banco Santander

Santander UK is a subsidiary of Banco Santander (SAN.MC, STD.N). Banco Santander is a retail and commercial bank, based in Spain, with a presence in 10 main markets. Banco Santander is the largest bank in the euro zone and is among the fifteen largest in the world by market capitalization. Founded in 1857, Banco Santander had EUR 1.383 trillion in managed funds, more than 102 million customers, 14,760 branches – more than any other international bank – and 193,000 employees at the close of 2011. It is the largest financial group in Spain and Latin America. Furthermore, it has significant positions in the United Kingdom, Portugal, Germany, Poland and the U.S. northeast. Santander Consumer Finance operates in the Group’s core markets as well as in the Nordic region. In 2011, Banco Santander registered EUR 7,021 million in recurring net profit.

Santander UK is a leading financial services provider in the UK and offers a wide range of personal and commercial financial products and services. With 1,312 branches (including agencies), 33 regional business centres and 25,000 employees (on a group basis), Santander UK serves more than 25 million customers at 30 June 2012.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk

Disclaimer

Santander UK and Banco Santander both caution that this announcement may contain forward-looking statements. Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, contain a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the U.S. Securities and Exchange Commission (‘SEC’). Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Factors that may affect Santander UK’s operations are described under ‘Risk Factors’ in Santander UK’s Annual Report and Accounts on Form 20-F for 2011. A more detailed cautionary statement is also given on page 6 of Santander UK’s Annual Report and Accounts on Form 20-F for 2011. When relying on forward-looking statements to make decisions with respect to Santander UK or Banco Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

This announcement is not a form of statutory accounts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 26 July 2012	By / s / Jessica Petrie (Authorised Signatory)